Voya Law Department

J. Neil McMurdie

Senior Counsel

(860) 580-2824

Fax:  (860) 580-4897

Neil.mcmurdie@voya.com

December 11, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Insurance and Annuity Company and its Separate Account B
Pre-Effective Amendment No. 2 to Registration Statement on Form N-4
Prospectus Title: Voya PotentialPLUS Annuity
File Nos. 333-196391 and 811-05626

Ladies and Gentlemen:

Separate Account B of Voya Insurance and Annuity Company, Registrant, and Directed Services LLC, as principal Underwriter, hereby request acceleration of the above Registration Statement to December 12, 2014, in accordance with Rule 461 of the Securities Act of 1933.

Please call or email me with questions or comments.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Senior Counsel

Windsor Site One Orange Way, C2N Windsor, CT 06095	Voya Services Company